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Exhibit 4.34

news release

NORANDA CONFIRMS THAT IT IS STUDYING SEVERAL SCENARIOS ON
MAXIMIZING SYNERGIES ACROSS ITS OPERATIONS
The Company is seeking options to make the Horne Smelter
economically viable for the medium to long-term

        ROUYN-NORANDA, QUEBEC, January 20, 2003 — Noranda Inc. confirmed today that is studying several scenarios aimed at maximizing synergies between Noranda and Falconbridge Limited operations located in Quebec and Ontario and are part of its Canadian Copper and Recycling business unit.

        The copper market remains weak and treatment charges, the Horne smelter's source of revenue, have fallen 13% since last year and 45% over the last four years. Noranda lost $70 million in the third quarter 2002.

        Over the next three years, the Horne smelter will lose significant sources of concentrate from the Abitibi region due to the scheduled closure of several mines. This will impact the smelter's competitive position.

        Senior management from both Noranda and Falconbridge have, on several occasions since the Fall 2002, discussed how both companies have been working together to find ways of operating their copper operations in Quebec and Ontario more efficiently. The proposals have also been reported in several media agencies and "Les Affaires" business newspaper. Both companies continue to develop possible scenarios and no decision has been made at this stage.

        "Noranda has never threaten closure of the Horne smelter and it has always maintained that it was seeking an economical medium to long-term solution for the smelter," stated Claude Ferron, Vice-President and General Manager, Noranda's Horne smelter and CCR refinery. "Nevertheless, changes will have to be made in order to have greater flexibility in the daily management of the Horne smelter to assure its viability."

        In November 2002, Noranda made a final offer for settlement to the Union — Le syndicat des travailleurs de la Mine Noranda (CSN), representing the 510 employees who have been on strike since June 18th, 2002. Despite the difficult economic conditions, Noranda's Horne smelter made an offer that would provide both the Company and its employees with substantial gains. The offer was rejected by the employees.

        Since then, Noranda's President and Chief Executive Officer, Mr. Derek Pannell, met with representatives from Le syndicat des travailleurs de la Mine Noranda in Toronto on December 5, 2002. No other meetings between the Union and Noranda have been scheduled. In addition, the CSN has refused to accept Noranda invitation for two of its senior managers to meet with Madame Claudette Carbonneau, President of the CSN.

        The final offer for settlement consisted of the following improvements:

  •
  Increases in base salaries over three years of $2.25/hour, approximately 9.6% increase. The average salary (class 14) would go from $22.54 to $24.79 at the end of three years. Additionally, a lump-sum payment of $500 would be made upon signing to cover the increases of salaries between March and June 2002

  •
  Increases to team premiums

  •
  Improvements of the pension fund of 12.5% on the base pension over three years

  •
  An additional premium for job flexibility up to $1.08 per hour

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  Improvements to the various group insurance plans

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  Access to a special voluntary early retirement program without penalty (55 years of age, 30 service years) for a minimum of 15 employees with additional accesses if permanent lay-offs occur during the length of the collective convention. About 80 employees are eligible for the basic retirement program or to an voluntary early retirement

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  The prolongation of the length for recall rights

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  Clear guidelines for the posting and awarding of temporary positions

  •
  The creation of an availability list for daily overtime on preventive maintenance

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  Maintain operations at minimal levels during holidays with a list of voluntary employees in order to protect essential equipment

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  Improvements, modifications, updates, removals from or additions to certain annexes and letters-of-intent notably concerning job flexibility and the intention of the company to reduce contracting out

  •
  Improvements concerning the access to more permanent positions by seniority and access by seniority to a larger number of positions by bumping

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  The status quo as for the rules to follow concerning layoffs (by seniority)

        In addition, the offer comprised of more flexibility with the movement of manpower and would assure more flexibility in the daily operations of the Horne Smelter. This increased flexibility should allow Noranda to face the coming years which will be very difficult and loaded with many challenges.

        In 2001, the Horne Smelter treated 766,000 tonnes of material containing copper, 74,000 tonnes of recycled precious metals, 188,145 tonnes of copper anodes and produces 590,000 tonnes of sulfuric acid. The smelter is currently operating at more than 70% of its production capacity with management and non-unionized personnel.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:
Hélène V. Gagnon
Director, Public and corporate affairs
514 630-9342/gagnonhv@ntc.noranda.com

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NORANDA CONFIRMS THAT IT IS STUDYING SEVERAL SCENARIOS ON MAXIMIZING SYNERGIES ACROSS ITS OPERATIONS The Company is seeking options to make the Horne Smelter economically viable for the medium to long-term